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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
Amendment No. 1
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

COST PLUS, INC.
(Name of Subject Company (Issuer))

BLUE CORAL ACQUISITION CORP.
(Offeror)
A Wholly Owned Subsidiary of
 BED BATH & BEYOND INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

221485105
(CUSIP Number of Class of Securities)

Allan N. Rauch
Vice President—Legal and General Counsel
Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, New Jersey 07083
Tel: (908) 688-0888
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Peter Samuels, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$583,836,616.00	$66,902.68

*
Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 22,515,752 shares of common stock, par value $0.01 per share, at $22.00 per share. The transaction value also includes the aggregate offer price for 3,946,486 shares issuable pursuant to outstanding options with an exercise price less than $22.00 per share and the aggregate offer price for 75,790 shares issuable pursuant to outstanding deferred stock units. The share numbers have been provided to the Offerors by the Issuer and are as of May 23, 2012.

**
Calculated in accordance with Exchange Act Rule 0-11, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$66,902.68	Filing Party:	Blue Coral Acquisition Corp. and Bed Bath & Beyond Inc.
Form or Registration No.:	Schedule TO-T	Date Filed:	May 25, 2012
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

           Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

           Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

           If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

           This Amendment No. 1 ("Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 25, 2012 (together with any amendments and supplements thereto, the "Schedule TO") by Bed Bath & Beyond Inc., a New York corporation ("Parent") and Blue Coral Acquisition Corp., a California corporation ("Purchaser") and a direct wholly owned subsidiary of Parent, relating to the offer by Purchaser for all of the outstanding common stock, par value $0.01 per share ("Shares"), of Cost Plus, Inc., a California corporation ("Cost Plus"), at a price of $22.00 per Share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated May 25, 2012 (the "Offer to Purchase"), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (the "Letter of Transmittal"), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the "Offer".

        Except as otherwise set forth below, the information set forth in the Offer to Purchase remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

        The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11.    Additional Information.

        The section of the Offer to Purchase entitled "Certain Legal Matters; Regulatory Approvals—United States Antitrust Compliance" is hereby amended and supplemented by adding a new paragraph to the end of such section as follows:

        "On June 4, 2012, the Antitrust Division and the FTC granted early termination of the waiting period under the HSR Act in connection with the proposed acquisition by Purchaser of Shares in the Offer and the Merger. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. The Offer and the Merger remain subject to other closing conditions."

        The section of the Offer to Purchase entitled "Certain Legal Matters; Regulatory Approvals—Litigation" is deleted in its entirety and replaced with the following paragraphs:

        "On May 11, 2012, and May 22, 2012, alleged shareholders of Cost Plus filed putative class actions captioned Gary Ogurkiewicz v. Cost Plus, Inc., et al., Case No. RG 12-629912, and Willie M. Richardson v. Cost Plus, Inc., et al., Case No. RG 12-631301, in the Superior Court of the State of California, County of Alameda. The defendants are Cost Plus, members of the Cost Plus Board, Purchaser and Parent. The complaints allege that the individual defendants violated California law by breaching their fiduciary duties to Cost Plus' shareholders in connection with the Merger Agreement and the transaction contemplated thereby. Specifically, the complaints allege, among other things, that the proposed Merger arises out of a flawed process which resulted in an unfair price for the Shares and a failure to maximize shareholder value. The complaints also allege that the process will deter other purported interested parties from launching a competing offer. The suits further allege that Purchaser and Parent aided and abetted the individual defendants' breaches of fiduciary duties. In addition, the Ogurkiewicz action alleges that Cost Plus aided and abetted the individual defendants' breaches of fiduciary duties. The plaintiffs seek, among other things, an order declaring the Merger Agreement unenforceable, enjoining defendants from consummating the proposed Merger, rescinding the proposed Merger if it is consummated, awarding damages, and awarding attorneys' fees and costs.

        On May 25, 2012, an alleged shareholder of Cost Plus filed a putative class action captioned Irene Dixon v. Cost Plus, Inc., Case No. 12-2721, in the United States District Court for the Northern District of California. The defendants are Cost Plus, members of the Cost Plus Board, Purchaser and Parent. The complaint alleges Cost Plus and the individual defendants violated provisions of the Securities Exchange Act of 1934, including the Williams Act, by omitting material facts from the Schedule 14D-9 Recommendation Statement Cost Plus filed with the Securities and Exchange Commission on May 25, 2012, in connection with the proposed Merger. In addition, the complaint alleges that the individual defendants violated California law by breaching their fiduciary duties to Cost Plus' shareholders in connection with the Merger Agreement and the transaction contemplated thereby. Specifically, the complaint alleges, among other things, that the proposed Merger arises out of a flawed process which resulted in an unfair price for the Shares and a failure to maximize shareholder value. The complaint also alleges that the process will deter other purported interested parties from launching a competing offer. The suit further alleges that Purchaser and Parent aided and abetted the individual defendants' breaches of fiduciary duties. The plaintiff seeks, among other things, an order enjoining defendants from consummating the proposed Merger, rescinding the proposed Merger if it is consummated, awarding damages, and awarding attorneys' fees and costs. On June 4, 2012, plaintiff filed a motion seeking to enjoin preliminarily the proposed Merger. The District Court will hold a hearing on that motion on June 14, 2012."

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 SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2012

Blue Coral Acquisition Corp.
By:	/s/ ALLAN N. RAUCH
Name: Title:	Allan N. Rauch Secretary
Bed Bath & Beyond Inc.
By:	/s/ EUGENE A. CASTAGNA
Name: Title:	Eugene A. Castagna Chief Financial Officer

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  Item 11. Additional Information .
SIGNATURES